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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

IFTH ACQUISITION CORP.
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
871942 10 8
(CUSIP Number)
Joseph J. Grillo
Digital Angel Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445
Tel: (561) 276-0477
Fax: (561) 276-0977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Digital Angel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,570,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,570,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,570,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of IFTH Acquisition Corp. f/k/a InfoTech USA, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of Digital Angel Corporation f/k/a Applied Digital Solutions, Inc., a Delaware corporation (“DIGA”), to amend the Schedule 13D (the “Schedule 13D”) that was originally filed on December 26, 2000 and amended on June 19, 2007 and January 23, 2008. The address of the principal executive office of the Issuer is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 3.
Item 2. Identity and Background
The following information amends the information previously provided in Item 2 by including updated information.
The person filing this statement is DIGA. DIGA develops innovative identification and security products for consumer, commercial, and government sectors worldwide. DIGA has its principal place of business at 1690 South Congress Avenue, Suite 201, Delray Beach, Florida 33445 and is a Delaware corporation.
Information relating to the directors and executive officers of DIGA is contained in Appendix A attached hereto and is incorporated herein by reference.
Item 4. Purpose of Transaction
The following information supplements the information previously provided in Item 4.
On July 24, 2008, the Board of Directors of DIGA approved a Purchase Agreement among DIGA, Thermo Life Energy Corp., a Delaware corporation and wholly-owned subsidiary of DIGA, and Blue Moon Energy Partners LLC, a Florida limited liability company (“Blue Moon”), under which DIGA would sell 2,570,000 shares of the Issuer, which constitutes all of the shares of the Issuer owned by the Company, to Blue Moon.
Except as set forth in this Item 4, DIGA has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 25, 2008
DIGITAL ANGEL CORPORATION

By:	/s/ Lorraine M. Breece

Name: Lorraine M. Breece Title: Senior Vice President and Chief Financial Officer

Appendix A

Name and Current
Business Address	Present Principal Occupation or Employment:

Joseph J. Grillo 1690 South Congress Avenue Suite 201 Delray Beach, Florida 33445	Mr. Grillo, age 50, was selected to be our Chief Executive Officer, President and director effective January 2, 2008.

Daniel E. Penni 1690 South Congress Avenue Suite 201 Delray Beach, Florida 33445	Mr. Penni, age 60, has served as a director since March 1995, and is chairman of the board and serves as a member of the audit and governance committee and nominating committee of our board of directors.

Dennis G. Rawan 1690 South Congress Avenue Suite 201 Delray Beach, Florida 33445	Mr. Rawan, age 65, has served as a director since December 10, 2002, and is a member of our audit and governance committee and nominating committee of our board of directors.

Michael S. Zarriello 1690 South Congress Avenue Suite 201 Delray Beach, Florida 33445	Mr. Zarriello, age 58, joined our board of directors on December 28, 2007. He is chair of our audit and governance committee and is a member of our compensation committee of our board of directors.

John R. Block 1690 South Congress Avenue Suite 201 Delray Beach, Florida 33445	Mr. Block, age 73, joined our board of directors on December 28, 2007. He serves as the chair of the nominating committee and a member of the compensation committee of our board of directors.

Lorraine M. Breece 1690 South Congress Avenue Suite 201 Delray Beach, Florida 33445	Ms. Breece, age 56, was appointed as our chief financial officer in March 2008. From March 2007 until March 2008, she was our acting chief financial officer. She has served as our senior vice president since April 2006 and served as assistant secretary from November 2006 until January 2008, and as treasurer from March 2007 until January 2008. She was appointed vice president in March 2004. In March 2001, she was named director of accounting and SEC reporting. She joined in April 2000 as our controller and chief accounting officer, and she continues to serve as our chief accounting officer.

Park H. Hess 1690 South Congress Avenue Suite 201 Delray Beach, Florida 33445	Mr. Hess, age 50, was appointed as our chief operating officer on March 22, 2008.